Making Fun, Inc.



ANNUAL REPORT

4096 PIEDMONT AVE STE 944

OAKLAND , CA 94611

(510) 984-4386

https://www.makingfun.com/

This Annual Report is dated October 23, 2024.

BUSINESS

Making Fun, Inc. ("Making Fun" or the "Company"), a Delaware corporation, is a leading mobile and PC game development studio known for creating immersive and engaging gaming experiences.

Founded by industry veterans, the Company has a strong track record of successful game launches, including the highly acclaimed mobile action RPG, Eternium. With over 41 million downloads and $22+ million in lifetime revenue, Eternium has set a high standard for the company's future projects.

Making Fun, Inc. continues to expand its portfolio with new titles built on modern game engines, aiming to deliver even more captivating and innovative gameplay experiences to players worldwide.

Making Fun, Inc. was initially organized as Making Fun LLC, a California limited liability company on March 18, 2009, and converted to a Delaware corporation on December 18, 2009.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $299,420.00

Use of proceeds: Operational expenses

Date: October 22, 2023

Offering exemption relied upon: Regulation CF

Type of security sold: SAFE

Final amount sold: $450,000.00

Use of proceeds: Operational expenses

Date: October 21, 2023

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue
Revenue for fiscal year 2022 ending June 30, 2023 was $1,515,201 compared to $1,357,989 in fiscal year ending June 30, 2024.

The cause of this decrease was 4.4% lower consumer sales revenue from our flagship game, Eternium ($47K lower over twelve months) and 6.9% lower consumer sales revenue from our second-highest grossing title, Hidden Express ($22K lower over twelve months). For Eternium, the drop was driven by ceasing the development of new content in favor of initiating R&D in new projects. The Company has since resumed development on Eternium and revenue has stabilized. In fact, Eternium revenue in the most recently concluded quarter (Jul-Sep 2024) was the highest of the last six quarters and 22% higher than the same quarter in the previous year. For Hidden Express, the drop was driven by player attrition, which is expected to continue.

Cost of Sales
Cost of Sales for the fiscal year 2022 was $165,923 compared to $108,156 in the fiscal year 2023.

The decrease is due to lower royalties paid to the original developer of Eternium, driven by lower revenue in Eternium. Given the recent increase in quarterly revenue in Eternium, management expects the decrease in Cost of Sales to reverse, as higher revenue will mean higher royalties paid.

Gross Margins
Gross margins for fiscal year 2022 were $1,349,279 compared to $1,249,832 in fiscal year 2023.

The decrease is due to lower Eternium revenue, discussed above.

Expenses
Expenses for fiscal year 2022 were $2,387,193 compared to $1,976,187 in fiscal year 2023.

The 17% decrease from 2022 to 2023 was due to lower staffing costs, as headcount was cut to lower operational expenses and extend the runway.

Historical results and cash flows:
The Company has two live products late in their lifecycle and revenue generating and is currently in the mid-production stage with three new titles expected to launch in 2025. Management is of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because current revenue streams are expected to continue while three new, potentially much larger, revenue streams should activate in the next 3-9 months with the launch of three new products. Past cash was primarily generated through consumer sales of products via major game platforms such as the Apple App Store, Google Play Store and the Microsoft and Steam PC game stores. The Company's goal is to massively increase revenues from these same channels beginning with the launch of Astera on mobile phones in mid 2025. Astera is much larger in scope than anything the Company has created to date. It is a multiplayer game developed on the Unreal 5 game engine, the same advanced 3D technology used to create special effects in blockbuster Hollywood films. It is in a similar category as World of Warcraft, which generated over $9 billion since it launched over 20 years ago. The Company has a database of 8 million relevant players to market to, resulting from the 41+ million downloads of Eternium. The other new titles are of smaller scope and more likely to get profitable sooner based on their lower development costs.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $306,539.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The company has no oustanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Robert Welch

John Robert Welch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Board Member and principal accounting officer

Dates of Service: February, 2009 - Present

Responsibilities: I am an original founder and the CEO. Salary: 24,000. Equity: 63% held through trust

Other business experience in the past three years:

Employer: Amyris

Title: Chief Digital Officer

Dates of Service: December, 2019 - November, 2021

Responsibilities: Built and ran e-commerce websites for existing and new consumer brands started by this innovative synthetic biology pioneer

Name: Alissa Ann Welch

Alissa Ann Welch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & Board Member

Dates of Service: September, 2013 - Present

Responsibilities: My role as President is multi-faceted, encompassing data analysis, marketing, finance, HR, product management, and testing. Salary: 24K. Equity: 63% held through trust

Name: Don Takemura

Don Takemura's current primary role is with Itoya Studio. Don Takemura currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: December, 2021 - Present

Responsibilities: Board member to provide business guidance, advice, and recommendations. No salary.

Other business experience in the past three years:

Employer: Itoya Studio

Title: President

Dates of Service: February, 2016 - Present

Responsibilities: Executive in charge of all aspects of the business.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Voting Common Stock

Stockholder Name: Welch Family Trust (Revocable trust: John Robert and Alissa Ann Welch as sole trustees)

Amount and nature of Beneficial ownership: 9,958,794

Percent of class: 63.0

RELATED PARTY TRANSACTIONS

Name of Entity: Welch Family Trust

Names of 20% owners: John Robert Welch & Alissa Ann Welch

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: The Company had accrued payroll to its President ($69,000) and CEO ($60,000) totaling $129,000 as of June 30th, 2024.

Material Terms: The President and CEO have continued to earn a minimal salary, which is expected to continue until the Company has a significantly better cash position, at which point the salaries will return closer to market with additional compensation paid over time to eventually account for the amount not previously paid. However, the Company is under no obligation to make changes to the President's or the CEO's salary or to compensate for wages missed in the past.

Name of Entity: Welch Family Trust

Names of 20% owners: John Robert Welch & Alissa Ann Welch

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: The Company rented the CEO's family's apartment for offsite meetings resulting in a one time charge of $3,000 in July 2022.

Material Terms: No material terms.

OUR SECURITIES

The company has authorized Class A Non-Voting Common Stock, Class B Voting Common Stock, Preferred Stock, and SAFE 2023. As part of the Regulation Crowdfunding raise, the Company will be offering up to 350,086 of Preferred Stock.

Class A Non-Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class A Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class A Non-Voting Common Stock.

Class B Voting Common Stock

The amount of security authorized is 37,000,000 with a total of 15,311,959 outstanding.

Voting Rights

one vote per share

Material Rights

The amount of Class B Voting Common Stock outstanding includes 882,772 shares to be issued pursuant to stock options outstanding.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 1,240,472 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below

Material Rights

The amount of Preferred Stock outstanding includes 1,240,472 shares to be issued pursuant to the conversion of outstanding SAFE notes.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation preference

Holders of Preferred Stock have certain liquidation preferences. See exhibit F for details.

Conversion Rights

Holders of Preferred Stock have certain conversion rights. See exhibit F for details.

SAFE 2023

The security will convert into Prefered and the terms of the SAFE 2023 are outlined below:

Amount outstanding: $749,420.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $10,000,000.00

Conversion Trigger: Sale or next financing (This raise will trigger the SAFEs)

Material Rights

These SAFE notes will convert upon the sale of securities in this offering and represent 1,144,888 shares. These 1,144,888 shares have been included in the amount outstanding of the Preferred Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 23, 2024.

Making Fun, Inc.

By   /s/ *John Robert Welch*

        Name: Making Fun, Inc.

        Title: CEO, Board Member and principal accounting officer

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Exhibit A

FINANCIAL STATEMENTS

Making Fun, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended June 30, 2022, 2023, & 2024



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Making Fun, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of June 30, 2022, 2023, & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 18, 2024

Vincenzo Mongio

Statement of Financial Position

	As of June 30,		
	2024	**2023**	**2022**
ASSETS			
Current Assets			
Cash and Cash Equivalents	388,809	642,049	557,876
Available for Sale Investments	-	-	432,834
Accounts Receivable	140,891	135,553	134,697
Prepaid Expenses	-	1,000	1,000
Total Current Assets	529,700	778,602	1,126,407
Non-current Assets			
Net Deferred Tax Asset	-	-	517,764
Computer & Office Equipment, Furniture & Fixtures, and Vehicle, net of Accumulated Depreciation	79,957	101,893	116,318
Total Non-Current Assets	79,957	101,893	634,082
TOTAL ASSETS	609,658	880,495	1,760,491
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	140,037	205,387	241,101
Notes Payable	-	9,626	32,329
Other Liabilities	-	25	25
Total Current Liabilities	140,037	215,038	273,455
Long-term Liabilities			
Accrued Payroll	129,000	129,000	-
Future Equity Obligations	749,420	450,000	-
Total Long-Term Liabilities	878,420	579,000	-
TOTAL LIABILITIES	1,018,457	794,038	273,455
EQUITY			
Class A Common Stock	-	-	2,291
Class B Common Stock	-	-	258
Class B Voting Common Stock	144	144	-
Additional Paid in Capital	146,793	71,554	68,255
Accumulated Other Comprehensive Income/(Loss)	-	-	(46,407)
Retained Earnings/(Accumulated Deficit)	(555,736)	14,759	1,462,638
Total Equity	(408,799)	86,457	1,487,036
TOTAL LIABILITIES AND EQUITY	609,658	880,495	1,760,491

Statement of Operations

	Fiscal Year Ended June 30,		
	2024	**2023**	**2022**
Revenue	1,357,989	1,515,201	2,622,054
Cost of Revenue	108,156	165,923	318,952
Gross Profit	1,249,832	1,349,279	2,303,102
Operating Expenses			
Advertising and Marketing	2,582	6,276	35,674
General and Administrative	619,094	782,378	696,729
Research and Development	1,332,575	1,562,293	1,441,826
Rent and Lease - Related Party	-	15,000	48,000
Depreciation	21,935	21,246	17,653
Total Operating Expenses	1,976,187	2,387,193	2,239,882
Operating Income (loss)	(726,355)	(1,037,914)	63,220
Other Income			
PPP Loan Forgiveness	-	-	95,435
Gain from Settlement	1,917	120,973	-
Interest Income	23,868	15,513	8,573
Other	130,075	1,758	942
Total Other Income	155,860	138,244	104,950
Other Expense			
Realized Loss and Interest Expense	-	30,445	722
Total Other Expense	-	30,445	722
Earnings Before Income Taxes	(570,495)	(930,115)	167,448
Provision for Income Tax Expense/(Benefit)	-	517,764	(21,313)
Net Income (loss)	(570,495)	(1,447,879)	188,761
Unrealized Gain/(Loss) from Investments	-	-	(79,329)
Comprehensive Income/(Loss)	(570,495)	(1,447,879)	109,432

Statement of Cash Flows

	Year Ended June 30,		
	2024	**2023**	**2022**
OPERATING ACTIVITIES			
Net Income (Loss)	(570,495)	(1,447,879)	188,761
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation	21,935	21,246	17,653
Accounts Payable and Accrued Expenses	(65,375)	(35,714)	(205,375)
Accounts Receivable	(5,338)	(856)	140,221
Prepaids	1,000	-	5,240
Stock Based Compensation Expense	75,240	894	(5,087)
PPP Loan Forgiveness	-	-	(95,435)
Accrued Office Salary	-	129,000	-
Other	-	46,407	5,977
Change in deffered tax asset	-	517,764	(21,313)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	27,462	678,741	(158,120)
Net Cash provided by (used in) Operating Activities	(543,033)	(769,138)	30,641
INVESTING ACTIVITIES			
Purchase of Computer Equipment	-	(6,820)	(30,173)
Available for Sale Investments	-	432,834	(88,002)
Net Cash provided by (used by) Investing Activities	-	426,013	(118,175)
FINANCING ACTIVITIES			
Proceeds from Future Equity Obligations	299,420	450,000	-
Repayments of Notes Payable	(9,626)	(22,703)	(21,039)
Net Cash provided by (used in) Financing Activities	289,794	427,297	(21,039)
Cash at the beginning of period	642,049	557,877	745,779
Net Cash increase (decrease) for period	(253,239)	84,172	(108,573)
Unrealized Gain/(Loss) from Investments	-	-	(79,329)
Cash at end of period	388,810	642,049	557,877

Statement of Changes in Shareholder Equity

	Common Stock		Class B Common Stock		Class B Voting Common Stock		APIC	Accumulated Other Comprehensive Income/Loss	Retained Earnings/(Accumulated Deficit)	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount				
Beginning Balance at 7/1/2021	4,322,099	2,291	487,630	258	-	-	73,342	32,923	1,273,878	1,382,692
Stock Based Compensation Expense	-	-	-	-	-	-	(5,087)	-	-	(5,087)
Unrealized Loss from Investments	-	-	-	-	-	-	-	(79,329)	-	(79,329)
Net Income (Loss)	-	-	-	-	-	-	-	-	188,761	188,761
Ending Balance 6/30/2022	4,322,099	2,291	487,630	258	-	-	68,255	(46,407)	1,462,638	1,487,036
Stock Based Compensation	-	-	-	-			894	-	-	894
Restructuring of Equity upon Amendment to Articles of Incorporation	(4,322,099)	(2,291)	(487,630)	(258)	14,429,187	144	2,405	-	-	-
Reclassification of Unrealized Losses to Net Loss upon Sale of Investments	-	-	-	-			-	46,407	-	46,407
Net Income (Loss)	-	-	-	-			-	-	(1,447,879)	(1,447,879)
Ending Balance 6/30/2023	-	-	-	-	14,429,187	144	71,553	-	14,759	86,457
Stock Based Compensation	-	-	-	-	-	-	75,240	-	-	75,240
Net Income (Loss)	-	-	-	-	-	-	-	-	(570,495)	(570,495)
Ending Balance 6/30/2024	-	-	-	-	14,429,187	144	146,793	-	(555,736)	(408,799)

Making Fun, Inc.
Notes to the Unaudited Financial Statements
June 30th, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Making Fun, Inc. (the "Company") was formed in Delaware on December 28, 2009. The Company earns revenue from players of games it develops and publishes both directly and via partners like Apple, Google, Facebook, Valve (Steam), and Microsoft (Windows Store). The Company has no central office. Its U.S. based employees live and work in Northern California. The Company's contractors and customers are global. The Company conducted a crowdfunding campaign under regulation CF in 2023 to raise operating capital, issuing SAFEs with a $10 million valuation cap.

The Company is currently conducting another reg CF campaign and anticipates issuing Preferred Stock at a $15 million valuation in late 2024, which will also trigger the conversion of the previous SAFEs at their $10 million cap.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on June 30. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Available For Sale Investments

The Company had available for sale investments totaling $432,834 as of June 30th, 2022. The balance consisted of a mixture of stock ETFS and bonds. The Company measures the fair value of its available for sale investments using

the level 1 tier in the fair value hierarchy. The Company had an unrealized loss of $79,329 in 2022 associated with these investments. All available for sale investments had been sold as of June 30th, 2024.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company primarily generates revenue from players of games it develops and publishes both directly and via partners like Apple, Google, Valve (Steam), and Microsoft (Windows Store). The Company's primary performance obligation is the live operations of game products and ensuring an acceptable level of software uptime for users. Revenue is recognized during the month of purchase. Returns are small and not a material consideration.

The Company also generated revenue of $100,000 in 2022 and 2023 for development of features in a game pursuant to an agreement with a crypto technology platform provider. The primary performance obligation was to ensure to continue developing on the crypto technology platform as agreed upon in the contract and fulfill any other agreed upon terms stated within the contract entered into and revenue was recognized as each milestone was reached. There were 4 total expected milestones to be reached to fulfill the contract for which two total milestones were reached thus far, however the crypto company terminated the contract, so the Company does not expect to receive the remaining $200,000 outstanding.

The Company generated $25,000 in 2024 from a service contract with a provider of AI technology. The primary performance obligation is to ensure to perform all services agreed upon in the contract and fulfill any other agreed upon terms stated within the contract entered into and revenue is recognized as each milestone is reached. The Company expects to receive an additional $25,000 from this contract.

Gain from Settlement

The Company received a one-time payment of $120,973 for settlement of a class action lawsuit in March of 2023.

Other Income

The Company applied for and received Employee Retention Credit refunds from the IRS totaling $129,933 in fiscal year 2024.

Cost of Revenue

Cost of Revenue consists of royalty expenses. The Company entered into royalty agreements with their game developers. One royalty agreement entered into on October 14th, 2022, requires that the royalty rate shall be 25% on any calendar monthly product net revenues greater than $250,000 and less than $500,000, and the Royalty rate shall be 30% on calendar monthly product net revenues greater than $500,000. The other two royalty agreements were entered into with a game developer, for which one agreements requires the Company to pay 37.5% of the games profits to the developer and that if in a given month cumulative net revenue is still negative, half of that month's gross revenue shall be counted as net revenue (applied to expense recovery) and half shall be considered as profit, of which 37.5% will be paid to the developer and 62.5% retained by the Company. The other royalty agreement requires the Company to pay 35% of its profits to the developer.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for June 30, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 6/30/24
Office Equipment	3-5	31,826	(31,826)	-	-
Computer Equipment	3-5	75,307	(60,293)	-	15,014
Vehicle	10	137,357	(72,414)	-	64,943
Furniture & Fixtures	7	17,032	(17,032)	-	-
Grand Total	-	261,521	(181,564)	-	79,957

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, July 1, 2021	495,000	$0.04
Granted	-	$-
Exercised	-	$-
Forfeited	(300,000)	$0.04
Total options outstanding, June 30, 2022	195,000	$0.04
Granted	828,000	$0.20
Exercised	-	$-
Forfeited	(103,200)	$0.11
Total options outstanding, June 30, 2023	919,800	$0.18
Granted	-	$-
Exercised	-	$-
Forfeited	(37,028)	$0.20
Total options outstanding, June 30, 2024	882,772	$0.18
Options exercisable, June 30, 2024	614,319	$0.05

	Nonvested Options	Weighted Average Fair Value
Nonvested options, July 1, 2021	247,500	$0.065
Granted	-	$-
Vested	(198,750)	$0.065
Forfeited	-	$-
Nonvested options, June 30, 2022	48,750	$0.065
Granted	828,000	$0.065
Vested	(174,750)	$0.065
Forfeited	(103,200)	$0.065
Nonvested options, June 30, 2023	598,800	$0.065

Granted	-	$-
Vested	(293,319)	$0.065
Forfeited	(37,028)	$0.065
Nonvested options, June 30, 2024	268,453	$0.065

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2021.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2024	2023	2022
Deferred tax assets:			
R&D Credits	580,001	563,667	541,076
Net operating loss carryforwards	311,750	192,561	-
Property and Equipment	78,915	40,373	-
Total	970,667	796,602	541,076
Deferred tax liabilities:			
Property and Equipment		-	23,312
Total	-	-	23,312
Less: Valuation Allowance	970,667	796,602	
Net deferred tax asset (liability)	-	-	517,764

The provisions for income taxes consist of the following components:

	2024	2023	2022
Current	-	-	-
Change in deferred asset	-	517,764	(21,313)
Total Provision for Expense/(Benefit)	-	517,764	(21,313)

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	2024	2023	2022
Income (Loss) before federal income tax expense	(570,495)	(930,115)	167,448
Federal statutory income tax at 21%	(119,804)	(195,324)	35,164
Change in Valuation Allowance	174,065	796,602	
Non-deductible expenses		308	220
Effect of state income taxes, net of federal benefit	(10,591)	(83,183)	11,694
Non-taxable/Deductible unrealized (gains)/losses	-	(4,571)	22,199
PPP Loan Forgiveness	-	-	(26,706)
Tax Credits	-	-	(41,147)
Non-taxable reversal of equity-based compensation expense	(15,800)	250	(1,424)
Other	(36,098)	5,341	(21,313)
Total Provision for Expense/(Benefit)	(8,228)	519,423	(21,313)

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had accrued payroll to its CEO and to its President totaling $129,000 ($60,000 to the CEO and $69,000 to the President) as of June 30th, 2024. The CEO and President have continued earning a minimal salary, which is expected to continue until the Company has a significantly better cash position, at which point the salary will return closer to market with additional compensation paid over time to eventually account for the amount not previously paid. However, the Company is under no obligation to make changes to the CEO or Presidents salary or to compensate for wages missed in the past.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Notes Payables

On December 12, 2017, the Company entered into a loan agreement with U.S. Bank for $124,750 to finance the purchase of a vehicle that is driven primarily by the CEO. The final payment of which will be made in December of 2023. The loan accrues interest at 1.49% annually. The balance of the loan was $9,626 as of June 30th, 2023, and was fully repaid as of June 30th, 2024.

The Company was a party to two SBA PPP loans during the periods under review. The loans accrued interest at 1%. One of the loans was fully forgiven in 2021 resulting in the Company recognizing other income of $108,028 in 2021. The second loan was fully forgiven in 2022 resulting in the Company recognizing other income of $95,435 in 2022.

Debt Principal Maturities 5 Years Subsequent to June 30th, 2024

Year	Amount
2025	-
2026	-
2027	-
2028	-
2029	-
Thereafter	-

Simple Agreements for Future Equity (SAFE)

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $749,420. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during qualified financing or change of control at a valuation cap of $10,000,000 and no stated discount.

NOTE 6 – EQUITY

As of June 30th, 2022

The Company had authorized 9,500,000 shares of common stock with a par value of $0.00053 per share, consisting of 9,000,000 shares of Class A Common Stock and 500,000 shares of Class B Common Stock. The Company had 4,322,099 Class A Common Stock issued and outstanding and 487,630 Class B Common Stock issued and outstanding as of June 30th, 2022. The Company had authorized 500,000 preferred shares with a par value of $0.001 per share. There were no shares issued or outstanding as of June 30th, 2022.

As of June 30th, 2023 and 2024

In 2023, in order to create more shares at a lower per share price, create non-voting common stock for a future stock option plan, and to use a more standard par value, the Company decided to restructure its equity structure. As part of the restructuring, the Company combined the previous Class A and Class B Common Shares into the Class B Voting Common Stock discussed below. The following is the equity structure of the Company as of June 30th, 2024.

The Company had authorized 40,000,000 common shares consisting of 3,000,000 Class A Non-Voting Common Stock and 37,000,000 Class B Voting Common Stock with a par value of $0.00001 per share. As of June 30th, 2023 and 2024, 14,429,187 Class B Voting Common shares were issued and outstanding. There were no Class A Non-Voting Common Stock issued or outstanding.

Voting: Class A Non-Voting Common Stockholders are not entitled to a vote whereas Class B Voting Common Stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company had authorized 10,000,000 preferred shares with a par value of $0.00001 per share. There were no shares issued or outstanding as of June 30th, 2024.

Subsequent to June 30th, 2024

In September of 2024, the Company amended its articles of incorporation in order to put rights for preferred shareholders and to reduce the number of shares authorized to lower their Delaware corporate tax.

The Company has authorized 19,000,000 shares of common stock with a par value of $0.00001 per share, consisting of 2,000,000 shares of Class A Non-Voting Common Stock and 17,000,000 shares of Class B Voting Common Stock. As of the time of this review, there are no Class A Non-Voting shares issued and outstanding. 14,429,187 Class B Voting Common Stock shares are issued and outstanding.

The Company has authorized 6,000,000 shares of Preferred stock with a par value of $0.00001 per share. As of the time of this review, zero shares were issued and outstanding.

Voting: Preferred and Class B Voting Common stockholders are entitled to one vote per share. Class A Non-Voting Common stockholders are not entitled to vote.

Dividends: The holders of Preferred and Common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Board of Directors may determine and alter the classes, series, rights, preferences, privileges, limitations and restrictions granted to, and imposed upon, any wholly unissued shares.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 18, 2024, the date these financial statements were available to be issued.

See Note 6 – Equity for details of amendment to the articles of incorporation.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses in fiscal years 2024 & 2023, incurred negative cash flows from operations, and may continue to generate losses. Management has taken the following actions subsequent to the date of these financial statements that they believe has alleviated substantial doubt that the Company can continue as a going concern:

Cost Reductions

Including headcount reductions, lower compensation for key management, optimizations of server hosting costs, and lowering of software subscription costs.

Revenue Decrease

The cause of this decrease was 4.4% lower consumer sales revenue from our flagship game, Eternium ($47K lower over the year) and 6.9% lower consumer sales revenue from our second-highest grossing title, Hidden Express ($22K lower over the year). This was driven by ceasing the development of new content in Eternium in favor of initiating R&D in new projects. We have since resumed new development in Eternium and stabilized revenue. In fact, Eternium revenue last quarter (Jul-Sep 2024) was the highest of the last six quarters and 22% higher than the same quarter last year.

The Company's cash flow forecast reflects sufficient runway to continue for the next 12 months. However, no assurance can be given that the Company will be successful in these efforts.

CERTIFICATION

     I, John Robert Welch, Principal Executive Officer of Making Fun, Inc., hereby certify that the financial statements of Making Fun, Inc. included in this Report are true and complete in all material respects.

John Robert Welch

CEO, Board Member and principal accounting officer